Mail Stop 3561

June 26, 2006

Dennis H. Johnston
Placer Del Mar, Ltd.
9422 Canfield Drive
La Habra, CA 90631

> **RE:** **Placer Del Mar, Ltd.**
> **Registration Statement on Form SB-2**
> **File No. 333-127736**
> **Amendment Filed: May 26, 2006**

Dear Mr. Johnston:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary</u>

1. Please explain the mineral rights revenue sharing agreement. We note your statement that it grants you free access and exploration of the property. Do you own the mineral rights? We note that you entered into a new agreement. Clarify the difference in the terms of this agreement from the prior agreement.

Plan of Distribution, page 11

2. We reissue prior comment two from our letter dated February 1, 2006. We note the verbal agreement by your director to loan up to $50,000 to pay offering costs. Clarify whether the director is legally obligated to provide this funding. Discuss how you plan to pay these expenses if you are unable to obtain this funding from your director.

Description of Business, page 15

3. We note the statement that if no mineralization is found during phase one, you do not intend to seek additional funding and investors will likely lose their money. Please explain your business plan if you do not find mineralization during phase one. Will you dissolve the business? Will you look for another mineral claim?

4. We reissue prior comment three from our letter dated February 1, 2006. Discuss in greater detail the phased nature of the exploration process. Provide greater discussion of the activities to be undertaken in phases one and two. For example, discuss in greater detail the geological and geophysical studies to be conducted during phase one. Discuss in greater detail the mining permit application process, the environmental impact reports, the mechanical trenching and the drilling to be conducted in phase two.

5. We note that Mr. Alvarez owns the property. We also note that a mining concession was filed with the Mexican government and that a yearly fee is required to maintain the mineral claim. Please explain why there are annual fees to the Mexican government when the property is owned by Mr. Alvarez. Are there any limitations or restrictions on his ownership of the property?

6. We reissue prior comment four from our letter dated February 1, 2006. We note that proceeding to phase two is dependent upon the success of phase one program. Please explain how the determination of phase one results regarding the economic viability of the claim will be determined and who will make this decision to proceed to phase two.

7. Explain how the limited activities to be conducted in phase one will result in the ability of the company to determine the economic viability of the claim. We may have further comment.

8. We reissue prior comment four from our letter dated February 1, 2006. We continue to note the disclosure that proceeding to phase two is dependent upon additional funding. Please disclose your business plan if you are unable to obtain the additional funding.

9. We note the statement on page 18 that the term of the agreement is for 30 years with the right to renew the agreement for an additional 30 years for the payment

of $100,000. Please reconcile with exhibit 10, as we are unable to locate this provision in the agreement.

10. Please disclose the cash balance as of the most recent practicable date. We note the disclosure that your current cash balance is $26,645. Please explain how you obtained this amount when the financial statements show $20,990 as of March 31, 2006.

11. We reissue our prior comment 12 from our letter dated February 1, 2006. Insert a small-scale map showing the location and access to your property. This map should locate your property in relation to a political boundary such as a country, state or province. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. We note that a map was filed with a JPEG document. According to the Edgar manual, this is not considered the official Edgar version.

12. Clarify if true that you are not a blank check company and that you have no intention to merge with or acquire a business.

Plan of Operation, page 24

13. Explain the reference on page 25 to withdrawing the registration statement if the company is unable to continue its operations. Do you mean cease your reporting obligations?

14. We note that the commencement of phase one was delayed from April 2006 to September 2006. Since this offering is not raising any money for the company, please explain the reason(s) for the delay. We may have further comment.

Executive Compensation, page 27

15. Please update the executive compensation table upon completion of the end of fiscal year 2006.

Financial statements

16. Please note that since your fiscal year end is June 30, the audit report and audited financial statements for the period of May 13, 2005 (inception) to June 30, 2005 are required to be included in the registration statement in accordance with Item 310(a) of Regulation S-B. In addition, since the updated financial statements for the nine months ended March 31, 2006 are included, the financial statements for

the six months ended December 31, 2005 are no longer required. Accordingly, please revise to file the required financial statements as appropriate.

Report of independent registered public accounting firm, page F-11

17. Please remove the review report for the nine months ended March 31, 2006 since it is not required or direct your accountant to delete the references to the standards issued by the American Institute of Certified Public Accountants from the opening paragraph of the review report in accordance with Auditing Standard No. 1 (AS 1).

General

18. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Undertakings

19. Please provide the undertakings from Item 512(a)(4) and 512(g) of Regulation S-B, as applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Placer Del Mar, Ltd.
7/19/2007
5

        You may contact Raj Rajan at (202) 551-3388 if you have questions regarding
comments on the financial statements and related matters. Questions on other disclosure
issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who
supervised the review of your filing, at (202) 551-3357.

                            Sincerely,

                            John Reynolds
                            Assistant Director
                            Office of Emerging Growth Companies